[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535 Fax: 212.859.4000 kenneth.rosh@friedfrank.com

November 6, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No.  1-12610

Dear Mr. Spirgel:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated October 16, 2009, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on June 30, 2009 and the response letter submitted to the SEC by the Company on October 1, 2009.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the 2008 Form 20-F.

Summary of Segment Business Results, page 59

1.	We note your response to comment four from our letter dated August 13, 2009. Please incorporate your response into future MD&A. In addition, please tell us and discuss the following:

•
How a “significant portion of the Company’s advertising sold through the upfront option locked in prior to the economic crisis that started in the summer of 2007” enabled the Television Broadcasting segment to increase its revenues.  In particular, we note that the rates locked in comprise the “lowest rates for commercial time” per your statement on page 23 and that advertising time sold in 2008 was not significantly higher than 2007.

•
How your “strong ratings primarily in prime time” contributed to your increased revenues in 2008.  Per page 59, we note that your prime time advertising sold in 2008 increased by approximately 4% as compared to 2007.

•	Quantify the impact the 2008 Olympic Games broadcast had on your revenues.
•	Quantify the impact the advertising on a cost per rating point pricing basis had on your revenues.

Response:

Advertising revenues from the upfront option were locked in primarily during the fourth quarter of 2007, prior to the effects in Mexico of the economic crisis that started in the United States in the summer of 2007. These upfront advertising revenues enabled the Television Broadcasting segment revenues to increase in 2008 by 1.2%.

The 1.2% increase in revenues in the Television Broadcasting segment was determined by comparing 2007 revenues, stated in Mexican pesos in purchasing power, as of December 31, 2007, against revenues stated in Mexican pesos with no adjustment for inflation, during 2008, in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), effective January 1, 2008 (see Note 1 (a) to the Company’s year-end financial statements in its 2008 Form 20-F). If the 2008 and 2007 revenues from the Television Broadcasting segment had been compared on the basis on which the 2008 revenues were stated, the increase in such revenues in 2008 would have been 4.7%, as explained at the end of the last paragraph on page 60 of the 2008 Form 20-F. In fact, the 2008 increase in revenues, which was attributable to strong ratings primarily in prime time as well as broadcast of the 2008 Olympic Games, was partially offset by a 2007 inflation effect of 3.5%.

During 2008, the Company experienced higher average ratings than those experienced in 2007 on a prime time national basis, as reflected in the table “Average Ratings January 2006 – December 2008” based on IBOPE Mexico national surveys (see page 29 of 2008 Form 20-F).  Since the majority of the Company’s advertising revenues result from sales on a cost per rating point basis, and since higher ratings yield higher costs for advertisers, the Company received increased revenues as a result of the strong ratings in 2008.

The revenues attributable to the broadcast of the 2008 Olympic Games amounted to Ps.303 million. If the Company had not broadcast the 2008 Olympic Games, its revenues from advertising time in the Television Broadcasting segment would have been less, primarily because of the high rating reached by such broadcast.

During 2008, Televisa sold advertising on a cost per rating point basis, on both an upfront and scatter basis, representing more than fifty percent of the revenues in the Television Broadcasting segment. Accordingly, a majority of advertising time aired in the Company’s programming, especially during prime time, is sold on a cost per rating point basis.

Advertising Rates and Sales, page 61

2.
We note your response to comment five from our letter dated August 13, 2009.  Please tell us when the actual ratings are determined for advertising time sold.  We note that the advertising prices based on actual ratings are not adjusted if such ratings were not met at the time of broadcast.

Response:

The Company receives IBOPE reports on actual ratings for each of its broadcast programs on a daily basis during the week and on Monday for weekend broadcasts. In turn, these reports are used to update the Company’s billing system on a daily basis. Accordingly, the Company bills its customers and recognizes revenue daily under the cost per rating point basis option, based on actual advertising time aired and taking into consideration actual rating points reached by each broadcast program and the applicable cost per rating point tariff.

Item 9 – The Offer and Listing, page 101

3.
We note your response to comment two from our letter dated August 13, 2009.  If you reference the recapitalization in future filings, please briefly explain the nature of the recapitalization or include a cross reference to the relevant form 6-K to assist stockholders in understanding the transaction you are referencing.

Response:

The Company acknowledges the request of the Staff and will comply with this request in its future filings.

Item 19 – Exhibits, page 133

4.
We note your response to comment three from our letter dated August 13, 2009.  Although Instruction 4(c)(v) to the Exhibits to the Form 20-F does not require you to file management contracts or compensatory plans if such contracts are not required to be publicly filed in Mexico and are not otherwise publicly disclosed, you are still required to file certain other contracts to which your directors or officers are parties prusuant to Instruction 4(b) to the Exhibits.  For example, we note your disclosure on page 101 regarding the sale of property to one of your officers.  To the extent this or any other arrangements involve a contract required to be filed as an exhibit pursuant to Instruction 4(b), please confirm that you will file such exhibit with future filings.

Response:

The Company respectfully submits that it understands the requirement for filing contracts to which its directors or officers are a party, pursuant to Instruction 4(b).  The Company evaluated this requirement in connection with the filing of its 2008 Form 20-F and believes it complied with this provision. The Company will continue to evaluate the contracts to which its directors and officers are a party in light of this provision in connection with future filings.

10. Retirement and Termination Benefits, page F-24
Plan Assets or Liability at December 31, page F-51

5.	Please tell us in more detail why the overall expected return used in 2008 was 20.4% and the overall expected return rates used in 2007 and 2006 were 9.3% and 5.4%, respectively.

Response:

The Company respectfully informs the Staff that the expected rates of return for 2008 versus 2007 and 2006 are not directly comparable given that the rates of return for 2007 and 2006 of 9.3% and 5.4%, respectively, represented real rates (i.e. were net of inflation) while the 2008 rate of 20.4% was a nominal rate. As disclosed in the notes to the Company’s financial statements, Mexican FRS required up to December 31, 2007, that pension assumptions be net of inflation, consistent with the requirement to present all financial information under the basis of inflation accounting. Effective January 1, 2008, Mexican companies no longer were required to include the effects of inflation in their financial information on a prospective basis. The 2007 and 2006 nominal rates of return on plan assets would have been 13.1% and 9.5%, respectively.

The Company respectfully informs the Staff that the plan assets are attributable to pension as well as seniority premium plans which are for our Mexican operations. The 2008 total plan assets equaled Ps.1.4 billion, which represented 1% of total consolidated assets. The Company’s total net periodic pension cost for 2006, 2007 and 2008 equaled Ps.76.6 million, Ps.23.7 million and Ps.5.5 million, respectively. These amounts represent less than 1% of pre-tax net income for all three years. Also, the Company’s total plan assets represented 143.6% and 102.4% of the related total projected benefit obligation under U.S. GAAP as of December 31, 2007 and 2008, respectively.

The plan assets for each of 2008, 2007 and 2006 consisted of a mix of fixed income and publicly traded equity securities. The overall long-term rate of return, which is calculated using the building block method, takes into consideration individual long-term expected rates of return on the underlying investments of both types of securities. The Company reassesses its rates of returns on a yearly basis consistent with the guidance of SFAS No. 87, yet there is considerable judgment involved.

As further discussed in the response to comment 6, the equity securities included in the Company’s plan assets are entirely comprised of the Company’s shares in the form of CPOs. Over the past ten years, these securities have shown volatile returns, driven by various factors. Consequently, this has been the overall driver behind the significant year over year changes in the long-term expected rate of return of the overall asset portfolio given that the asset mix between equity and fixed income securities in 2008, 2007 and 2006 has been relatively consistent and the Company did not experience a significant change in investment strategy during 2008, 2007 and 2006. The increasing rates of return from 2006 to 2008 predominantly resulted from the Company’s annual reassessment of its expected return on the equity securities, which have experienced variable returns. Even with that, in 2007 and 2006, the Company’s actual returns on the equity securities of 37% and 27%, respectively, exceeded its expected returns and the Company recognized actuarial gains which were reflected in other comprehensive income under U.S. GAAP. In 2008, after careful analysis and consideration, the Company elected to once again increase its expected rate of return on this portion of its portfolio and hence, the increase in the overall rate of return. The Company decreased its expected rate of return on its fixed income component (on a nominal basis), yet this did not offset the increase in its equity component expected return. The fixed income securities are comprised primarily of Mexican mutual funds which invest in Mexican governmental debt securities as well as Mexican corporate debt securities. Over the past three years the long-term expected rate of return on these funds has been decreasing.

6.
Please tell us more in detail how you concluded that over the past twelve years the average nominal annual rate of return on equity securities has equaled 23.8%, and the historical average nominal long-term rate of return on fixed income securities has equaled 7.82%.  Please identify to us the specific market, industry, and companies associated with those returns.

Response:

As mentioned in response to comment 5, the equity investments in the Company’s plan assets are comprised of shares of the Company in the form of CPOs. The Company’s CPOs are traded on the Mexican Stock Exchange (“BMV”). Given the variability of the return on the Company’s shares, the Company selected a twelve year historical return to use as one of the critical inputs in formulating its expected rate of return in 2008. The overall average historical return of these securities over such period has been 23.8%, which was calculated as an arithmetic average based on published yearly performance of the Company’s CPOs.

The fixed income securities are comprised of various mutual funds. Certain of these funds are invested in Mexican governmental securities, while others are invested in Mexican corporate securities. The actual average historical return on these funds has equaled 7.82%. This rate is higher than what would be expected in the U.S. markets due to the increased yields (on a peso basis) associated with investing in the Mexican markets. For instance, the average historical rate of return on the 20-year fixed income bond issued by the Mexican government is approximately 8%.

7.
It appears to us that you calculated the expected rate of return at December 31, 2007.  Please tell us why you did not update your calculation as of December 31, 2008 and why exclusion of historical returns through 2008 would be appropriate.

Response:

Paragraph 83 of Mexican FRS Bulletin D-3, Employee Benefits, states that the expected rate of return for the year should be calculated at the beginning of the plan year taking into consideration any expected contributions or distributions from the plan assets. No adjustment for 2008 returns are made at the end of the year to the rate or to the amount included in net periodic pension cost.

The Mexican FRS guidance is similar to U.S. GAAP guidance and therefore did not create a reconciling difference. Paragraph 53 of SFAS 87 states that measurement of net periodic pension cost for annual financial statements shall be based on the assumption used for the previous year-end measurements unless more recent measurements of both plan assets and obligations are available or a significant event occurs, such as a plan amendment. Therefore, the Company determined its 2008 expected rate of return on plan assets during December 2007, which was applied as of January 1, 2008 to measure pension cost for the year ended December 31, 2008. Given that there were no significant changes to the plan, no remeasurements were made during the year. As such, for U.S. GAAP purposes, the expected rate of return was not adjusted for 2008 actual returns in the determination of the pension cost for the year. In accordance with U.S. GAAP, the difference between expected return on plan assets and actual return for 2008 was recorded in other comprehensive income at December 31, 2008.

8.
Please identify the components of the equity and fixed income investments within your plan asset mix and the expected return that you assumed for each component.  Tell us the significant building block method inputs used to calculate the expected return for each major component and how you determined those inputs.  In particular, tell us the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined.

Response:

  The overall expected return on plan assets for 2008 was determined based on the weighted average mix of the total plan assets for 2007, as follows:

Investments	Asset Allocation (a)	Expected Return Rate	Weighted Average Rate
Equity investments (b)	71.8%	25.4%	18.2%
Fixed-income investments (c)	28.2%	8.0%	2.2%
Total plan assets	100.0%		20.4%

(a)
The asset allocation of equity and fixed-income investments in Televisa’s total plan assets was measured as the weighted average allocation of these investments during 2007 based on month-end balances.

(b)
The expected return rate for equity investments was determined by taking the Company’s CPO average historical return of 23.81% plus an estimate of annual depreciation of the Mexican peso against the U.S. dollar of 1.3%. This rate of 1.3% is the arithmetic average depreciation rate over the last nine years. The depreciation rate of the Mexican peso against the U.S. dollar is taken into consideration as the Mexican capital markets are closely linked to the Mexican peso/U.S. dollar exchange rate. Movement in this rate has a direct effect on movements in the Mexican capital markets. In addition for benchmarking purposes, the Company also considered future analyst projections of the return on the Company’s securities. This rate was approximately 20%.

(c)
The expected long-term return rate for fixed-income investments of 8.0% was determined by taking into consideration the arithmetic average rate of invested mutual funds of 7.82%. The expected return of the 20-year Mexican government bond at December 31, 2007 was also considered. This return was approximately 8%.

23(f) Goodwill and Other Intangible Assets, page F-49

9.
We note your response to comment eight from our letter dated August 13, 2009.  In future filings, please disclose the incremental purchase price adjustment under US GAAP of Ps1,358,428 that was allocated to goodwill.

Response:

The Company acknowledges the request of the Staff and will make this disclosure in its future filings.

23(g) Equity Method Investees, page F-50

10.	We note your response to comment nine from our letter dated August 13, 2009.

•
Please tell us in more detail the nature of each limitation that prevents the board of directors to decide on the operational matters of Cablemás.  For each limitation, tell us the factors you considered in EITF 96-16 for forming your conclusion.

•
On page 18, you disclosed additional protections to minority shareholders under the Mexican Securities Market Law, which include “establishing additional responsibilities on the audit committee in all issues that have or may have an effect on minority stockholders and their interests in an issuer or its operations.”  Please tell us in more detail the nature of audit committee responsibilities, if any, held by the noncontrolling interests in Cablemás and the issues in which they may be involved.  Tell us why this level of involvement does not constitute a participative right and the factors that you considered in EITF 96-16 in forming your conclusion.

Response:

The Company evaluated the rights accorded to the non controlling shareholder of Cablemás as set forth in the following paragraphs under the guidance of EITF 96-16. The Company assessed each right individually and in the aggregate, categorizing such rights into three separate categories as follows:

1) Rights which were considered protective pursuant to EITF 96-19 were:

•	Approval of any liquidation or dissolution of Cablemás or its subsidiaries, or their participation in any bankruptcy or voluntary insolvency proceeding;
•	Authorization for the granting of licenses or transfer, assignment or pledges or other encumbrances of or on intellectual or industrial property rights of Cablemás or its subsidiaries;
•
Approval of any acquisition, consolidation, investment, merger or other similar combination involving Cablemás or any of its subsidiaries (except wholly-owned subsidiaries); spin-offs or divestments of any of Cablemás’ subsidiaries representing certain material consolidated asset thresholds of Cablemás  or involving Cablemás’ subsidiaries that hold concession rights; or sale, lease, transfer, disposition or encumbrance of certain assets of Cablemás  or any of its subsidiaries over a certain threshold amount annually;

•	Approval of any decree or payment of any dividends or any other distribution outside the established dividend policy;
•	Amendments of the corporate bylaws of Cablemás; and
•	Increases or decreases of capital stock of Cablemás or any of its subsidiaries.

2) The following rights were evaluated individually. In each case, the Company concluded that they were not substantive participatory rights given their nature and minimal impact on our operations:

•	Appointment or removal of external auditors;
•	Amendment of responsibilities/duties of the CFO; and
•	Removal or appointment of any of Cablemás’ officers other than the CEO and CFO;
•	Settlement of litigations exceeding a certain threshold; and
•	Approval of material amendments to the accounting policies.

3) The following rights were evaluated, in light of Cablemás’ operations and the Company’s strategic plans therein; with the Company concluding that the exercise of such rights would be remote or unrelated to the ordinary course of business:

•	Issuance of any convertible equity, debt, or financial instrument in respect to the capital stock of Cablemás;
•	Entering into agreements with respect to guarantee agreements, related party transactions, loan/financing to third parties or employees or indebtedness instruments;
•	Modifications to the annual budget and budgeted acquisitions over a certain threshold; and
•	Acquisitions of content or channels for Cablemás on an exclusive basis or if such content or channel is not being offered by any other pay television service in Mexico.

As of this date, none of the events described above have occurred, other than a capital contribution by Televisa to Cablemás in 2009, which would require the minority shareholder approval. The Company undertook this assessment upon acquisition and as a policy, will reassess this conclusion on a yearly basis or sooner if events and circumstances warrant. Furthermore, pursuant to a shareholder Trust Agreement entered into between Televisa and the minority shareholder, in order for the minority shareholder to execute any of these veto rights over the actions described above, a unanimous consent from both the majority and minority shareholder is required. As of this date, the Company has not had any events requiring such approval. Moreover, the Trust agreement referred to above gave Televisa the right to appoint the majority of the members of Cablemás Board of Directors, which has assumed full responsibility for the day-to-day operations and setting the financial and operational policies of Cablemás which is consistent with the Company’s overall strategic plans for the consolidated group.

Based on the various factors above, the Company concluded that it was appropriate to consolidate Cablemás for the year ended December 31, 2008.

In response to the Staff's comment, we respectfully inform that as mentioned on page 18 of the Company's 2008 Form 20-F, the Mexican Securities Market Law provides for additional protections to minority shareholders of listed companies in Mexico. However, since Cablemás is not a listed company in Mexico, these additional protections to the minority shareholder are not applicable.  Cablemás has voluntarily established, an audit committee whose oversight responsibilities do not have any impact on operational matters related to Cablemás' business.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535 or Loryn Zerner Halper at (212) 859-8087 at Fried, Frank, Harris, Shriver & Jacobson LLP or Joaquín Balcárcel at (525) (55) 261-2433.

Sincerely,

/s/ Kenneth I. Rosh
Kenneth I. Rosh

cc:  Jessica Plowgian, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.